

April 21, 2011

David W. Nelms
Chief Executive Officer
Discover Financial Services
2500 Lake Cook Road
Riverwoods, IL 60015

   Re: Discover Financial Services
     Form 10-K
     Filed January 26, 2011
     File No. 001-33378

Dear Mr. Nelms:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        Stephanie Hunsaker
        Senior Assistant Chief
        Accountant